Direct Digital Holdings, Inc.
1177 West Loop South, Suite 1310
Houston, Texas 77027

VIA EDGAR

January 27, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Rucha Pandit

Re:    Direct Digital Holdings, Inc.
Registration Statement on Form S-1
File No. 333-284344
    Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Direct Digital Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:01 p.m. Eastern time on January 28, 2025, or as soon as practicable thereafter. The Company hereby authorizes Rakesh Gopalan or David S. Wolpa, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Gopalan at (704) 916-2374 or Mr. Wolpa at (704) 916-2375.

Thank you for your assistance in this matter.

                                     Very truly yours,

                                     Direct Digital Holdings, Inc.

                                     /S/ DIANA DIAZ
                             Name: Diana Diaz
                             Title: Chief Financial Officer

cc (via email):    Rakesh Gopalan and David Wolpa, Troutman Pepper Locke LLP